Exhibit 2.7

Constellation Software Inc.

Notice of Annual Meeting of Shareholders

To Be Held On May 1, 2014

Notice is hereby given that the annual meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of Constellation Software Inc. (“CSI” or the “Corporation”) will be held at the offices of McCarthy Tétrault LLP, Suite 5300, TD Bank Tower, 66 Wellington Street West, Toronto, Ontario on May 1, 2014 at 11:00 a.m. (Eastern Standard Time) for the following purposes:

(a)	to receive the financial statements for the year ended December 31, 2013 and the auditors’ report thereon;

(b)	to elect directors;

(c)	to re-appoint KPMG LLP as auditors for the ensuing year and to authorize the directors to fix their remuneration; and

(d)	to transact such other business as may properly come before the meeting or any adjournment thereof.

Accompanying this Notice is a copy of a Management Information Circular, a form of proxy, and a financial statement request form.

Shareholders are invited to attend the Meeting. A holder of Common Shares of record at the close of business on March 27, 2014 will be entitled to vote at the Meeting.

If unable to attend the Meeting in person, a registered shareholder may submit his or her proxy by mail, by facsimile, by telephone or over the Internet in accordance with the instructions below.

A non-registered shareholder should follow the instructions included on the voting instruction form provided by his or her Intermediary.

Voting by Mail. A registered shareholder may submit his or her proxy by mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1.

Voting by Facsimile. A registered shareholder may submit his or her proxy by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to Computershare Investor Services Inc. at (416) 263-9524 or toll free (within North America) at (866) 249-7775.

Voting by Telephone. A registered shareholder may vote by telephone by calling toll free 1-866-732-VOTE (8683) or from outside of North America by calling (312) 588-4290 and following the instructions provided. Shareholders will require a control number (located on the front of the proxy) to identify themselves to the system.

Voting by Internet. A registered shareholder may vote over the Internet by going to www.investorvote.com and following the instructions. Such shareholder will require a control number (located on the front of the proxy) to identify themselves to the system.

To be effective, a proxy must be received by Computershare Investor Services Inc. no later than 11:00 a.m. (Eastern Standard Time) on April 29, 2014 or, if the Meeting is adjourned, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding the Meeting or delivered to the Chairman on the day of the Meeting, prior to the commencement of the Meeting or any adjournment thereof.

DATED March 27, 2014	By Order of the Board

/s/ Mark Leonard
Mark Leonard Chairman and President

CONSTELLATION SOFTWARE INC.

MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL

MEETING OF SHAREHOLDERS TO BE HELD ON MAY 1st, 2014

SOLICITATION OF PROXIES

This management information circular (the “Circular”) dated as of March 27, 2014 and accompanying form of proxy are furnished in connection with the solicitation, by management of Constellation Software Inc. (the “Corporation”), of proxies to be used at the annual meeting of shareholders of the Corporation (the “Meeting”) referred to in the accompanying Notice of the Annual Meeting of Shareholders (the “Notice”) to be held on May 1st, 2014, at the time and place and for the purposes set forth in the Notice. The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by directors and/or officers of the Corporation, or by the Corporation’s transfer agent, Computershare Investor Services Inc., at nominal cost. The cost of solicitation by management will be borne by the Corporation. Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the common shares of the Corporation (“Common Shares”). The cost of any such solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons named in the enclosed form of proxy, to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy. All proxies must be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. A registered shareholder may submit his or her proxy by mail, by facsimile, by telephone or over the Internet in accordance with the instructions below.

A non-registered shareholder should follow the instructions included on the voting instruction form provided by his or her Intermediary.

Voting by Mail. A registered shareholder may submit his or her proxy by mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1.

Voting by Facsimile. A registered shareholder may submit his or her proxy by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to Computershare Investor Services Inc. at (416) 263-9524 or toll free (within North America) at (866) 249-7775.

Voting by Telephone. A registered shareholder may vote by telephone by calling toll free 1-866-732-VOTE (8683) or from outside of North America by calling (312) 588-4290 and following the instructions provided (located on the front of the proxy) to identify themselves to the system.

Voting by Internet. A registered shareholder may vote over the Internet by going to www.investorvote.com and following the instructions. Such shareholder will require a control number (located on the front of the proxy) to identify themselves to the system.

To be effective, a proxy must be received by Computershare Investor Services Inc. no later than 11:00 a.m. (Eastern Standard Time) on April 29, 2014 or, if the Meeting is adjourned, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding the Meeting or delivered to the Chairman on the day of the Meeting, prior to the commencement of the Meeting or any adjournment thereof.

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either: (1) by delivering another properly executed form of proxy bearing a later date and depositing it as described above; (2) by depositing an instrument in writing revoking the proxy executed by him or her: (a) with Computershare Investor Services Inc. at any time up to and including 11:00 a.m. (Toronto time) on the second last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or (b) with the Chairman of the Meeting on the day of the Meeting, prior to the commencement of the Meeting or any adjournment thereof; or (3) in any other manner permitted by law.

NON-REGISTERED HOLDERS

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(A)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans; or

(B)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the Circular and the accompanying Notice, form of proxy, and supplemental mailing card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders of Common Shares.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will generally use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting Materials to Non-Registered Holders. Generally, a Non-Registered Holder who has not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on the type of form they receive:

1)

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), but wishes to direct the voting of the Common Shares they beneficially own, the voting instruction form must be submitted by mail, facsimile, telephone or over the Internet in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Holders’ behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder; or

2)

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Holder’s behalf), but wishes to direct the voting of the Common Shares they beneficially own, the Non-Registered Holder must complete the form of proxy and submit it to Computershare Investor Services Inc. as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must strike out the persons named in the proxy and insert the Non-Registered Holder (or such other person’s) name in the blank space provided.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the proxy or the voting instruction form is to be delivered.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

EXERCISE OF DISCRETION BY PROXIES

Shares represented by properly executed proxies in favour of the persons named in the enclosed form of proxy will be voted on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the shares will be voted or withheld from voting in accordance with the specifications so made. Where shareholders have properly executed proxies in favour of the persons named in the enclosed form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the shares represented thereby, such shares will be voted in favour of the passing of the matters set forth in the Notice. The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which at present are not known to management of the Corporation should properly come before the

Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

INTERPRETATION

Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars. All references to “$” are to U.S. dollars and all references to “C$” are to Canadian dollars. The information contained herein is provided as of March 27, 2014, unless indicated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has fixed March 27, 2014 as the record date (the “Record Date”) for the persons entitled to receive notice of the Meeting. The Corporation shall prepare a list of all persons who are registered holders of Common Shares on the Record Date and the number of Common Shares registered in the name of each holder on such date. Each holder of Common Shares is entitled to be present at the Meeting and to one vote for each Common Share registered in the name of such holder in respect of each matter to be voted upon at the Meeting. As at March 27, 2014, there were 21,191,530 Common Shares outstanding.

A quorum for the transaction of business at the Meeting is the presence of two shareholders of the Corporation holding Common Shares, present in person or by telephonic or electronic means and holding or representing by proxy not less than 15% of the votes entitled to be cast at the Meeting.

To the knowledge of the directors and officers of the Corporation, the following table sets out the names of all persons who beneficially own, or exercise control or direction over, directly or indirectly more than 10% of the outstanding Common Shares:

Name of Beneficial Owner	Number of Common Shares Owned	Percentage of Common Shares Owned
Fidelity(1)	2,175,367	10.3%
Mawer Investment Management Ltd.(2)	2,382,126	11.2%

(1)	Information obtained from Fidelity’s early warning report dated January 9, 2014.
(2)	Information obtained from Mawer Investment Management Ltd.’s early warning report dated January 8, 2014.

COMPENSATION OF EXECUTIVE OFFICERS

COMPENSATION DISCUSSION AND ANALYSIS

Objectives of the Corporation’s Executive Compensation Program

The primary objective of the Corporation’s executive compensation program is to attract and retain highly skilled executives required for the success of the Corporation and to reward and retain executives who create long-term value for our shareholders. The Compensation, Nominating and Human Resources (“CNHR”) Committee is responsible for making recommendations to the board of directors of the Corporation (the “Board” or the “Board of Directors”) with respect to the establishment of a compensation plan for the Corporation’s executive officers, including the Named Executive Officers (as defined below).

The Corporation’s executive compensation program consists of base salary and annual incentive compensation. The annual incentive compensation is paid by way of a cash bonus, although a portion of the bonus is usually required to be used to purchase Common Shares.

Total compensation for each executive officer is designed to be competitive. The CNHR Committee periodically reviews and compares both base salary and total compensation against compensation data of Canadian, U.S. and European public companies with annual revenues, types of business and market capitalizations similar to ours (“peer group”). The peer group consists of approximately 109 U.S., Canadian, and European software companies. The companies in the peer group have average revenues of $470 million and range in revenue from $10 million to $3 billion. The CNHR Committee uses this information to assist in establishing base salary and total compensation for all executive officers, including the Named Executive Officers (“NEO”). We generally aim to compensate our executive officers in each Operating Group within the second quartile of total compensation paid by similar sized companies included in the peer group. For executive officers whose Operating Groups have demonstrated above average performance, we aim to compensate them within the third (2nd highest), or in some cases the fourth (highest) quartile of total compensation paid by similar sized companies in the peer group.

Base salary

Providing a market competitive base salary is necessary to attract new talent as required, and it assists in retaining skilled executive talent. Base salaries for the Operating Group executive officers and other Named Executive Officers are set by the CNHR Committee taking into account the executive’s responsibilities, skills, and in the case of the Operating Group executive officers, the performance and size of the Operating Group in which they are employed. All executive salaries are reviewed annually by the CNHR Committee on the basis of the above criteria and adjusted accordingly.

Annual incentive bonus

The objective of our annual incentive bonus is to reward employees for working towards our goal of increasing shareholder value. We believe that shareholder value is created by managing two financial components over the long term: profitability and growth. As such, our corporate bonus plan, which compensates employees at all levels of our organization, is based upon return on invested capital (“ROIC”) and net revenue growth.

An individual’s annual incentive bonus is calculated as follows:

Base salary x Company performance factor x Individual factor

Individual factors for the Operating Group executive officers and other Named Executive Officers are set by the CNHR Committee taking into account the executive’s responsibilities, skills, and in the case of the Operating Group executive officers, the performance of the Operating Group in which they are employed.

The company performance factor for Operating Group executive officers is based upon the performance of their respective Operating Group. The President, CFO, and other head office employees’ company performance factor is based upon the performance of the Corporation as a whole.

The company performance factor is determined by reference to Net Revenue growth and ROIC. ROIC is calculated by dividing net income for bonus purposes for the year by the average invested capital for the period. A ‘risk free’ rate of return established by the board (currently 5%) is netted from the ROIC. If the ROIC does not exceed the risk free rate of return, then the manager of the business receives no bonus. The Corporation measures growth by looking at the year-over-year increase in net revenues for the particular Operating Group. Net Revenue is revenue as reported in the Company’s consolidated financial statements prepared in accordance with International Financial Reporting Standards less any third party and flow-through expenses. Average Invested Capital is the Corporation’s estimate of the amount of money that our shareholders have invested in CSI. It represents capital invested in CSI, plus adjusted net income, less any dividends paid, and some other minor adjustments. Neither net income for bonus purposes nor invested capital nor net revenues are measures defined by International Financial Reporting Standards. Net income for bonus purposes is calculated by making a number of adjustments to net income per the annual consolidated financial statements. Adjusted net income approximates net income for bonus purposes. The principal adjustments to net income include adjustment for the impact of deferred income taxes, unrealized foreign exchange gains/losses, amortization of intangibles, and adjusting for the gains/losses on mark to market of securities.

The Corporation’s average invested capital during the year ended December 31, 2013 that was used to calculate bonuses was approximately $580 million. The net income for bonus calculation purposes was approximately $200 million. Net revenues in fiscal 2013 and 2012 were approximately $1,012 million and $751 million, respectively. Measured in this fashion, the Corporation’s ROIC in 2013 was approximately 34% and the Corporation’s growth was approximately 35%. Aggregate bonuses paid under the Corporation’s bonus plan for 2013 totaled approximately $61 million.

In considering the implications of the risks associated with the Corporation’s annual incentive bonus structure, the CNHR Committee was satisfied that the counterbalance between ROIC and net revenue growth and the requirement to invest 75% of their after tax incentive bonus into Common Shares mitigates the risk that an NEO would take inappropriate or excessive risks in respect of the Corporation’s operations.

Although the Board may, at its discretion, increase or decrease the amount of annual incentive bonus awarded to a NEO in a given year, it did not exercise such discretion in respect of the previous fiscal year.

Investment of annual incentive bonus in Constellation shares

Executive officers are required to invest 75% of their after-tax incentive bonus into Common Shares. The shares are held in escrow for an average period of four years. Once in every five year period, executive officers may choose to receive their bonus entirely in cash if they place the number of shares that equates to the same value of freely tradable shares in escrow under the same conditions as shares purchased as part of the bonus plan.

Mark Leonard’s compensation

Mr. Leonard’s compensation for acting as President of the Corporation during fiscal 2013 was determined by the CNHR Committee. The President’s performance is reviewed on an annual basis, and changes to his base salary and/or the basis used for calculating incentive compensation in the coming year are made at that time. Mr. Leonard’s and head office employees’ incentive bonus is calculated in the same manner as the other executive officers as described above, other than the capital used for the purposes of ROIC is based on equity capital employed which does not include any third party debt.

Share Performance Graph

The following graph compares the total cumulative shareholder return over the five most recently completed financial years for C$100 invested in Common Shares on such date with the total cumulative return of the S&P/TSX Composite Index on an annual basis.

	Dec 31/08	Dec 31/09	Dec 31/10	Dec 31/11	Dec 31/12	Dec 31/13
Constellation Software Inc. (CSU: TSX)	100	144	197	313	510	982
S&P/TSX Composite Index	100	135	159	145	155	176

Constellation’s total shareholder return increased by 882% since December 31, 2008, while the S&P/TSX composite index increased by 76% over the same periods. Named Executive Officer compensation from 2008 to 2013, increased by 55%, compared to the 882% increase in cumulative shareholder return over the same period. The CNHR Committee believes that the increase in compensation since December 31, 2008 reflects the improvement in the overall performance of the Corporation as net revenue and net income used for bonus purposes grew by 236% and 297%, respectively, since December 31, 2008.

Summary Compensation Table

The following table provides a summary of the compensation earned during 2011, 2012 and 2013 by the President, the Chief Financial Officer and the Corporation’s other three most highly compensated officers based on total compensation for the fiscal year ended December 31, 2013 (collectively, the “Named Executive Officers”).

		Annual Compensation(1)
			Annual incentive plan compensation ($)(2)
Name and Principal Position	Fiscal Year	Salary ($)	Portion of Bonus Withheld at Source for Tax Purposes ($)	Portion of Bonus Paid in Cash ($)	Portion of Bonus to be Used to Purchase Common Shares ($)	Total Bonus ($)	Other Annual Compensation ($)	Total Compensation ($)
Mark Leonard	2013	488,413	1,074,524	268,727	886,211	2,229,462	NIL	2,717,875
President	2012	502,799	827,877	179,385	664,542	1,671,803	NIL	2,174,602
	2011	508,757	712,327	822,608	NIL	1,534,935	NIL	2,043,693
Jamal Baksh (3) Chief Financial Officer	2013	217,666	219,951	62,008	186,023	467,982	NIL	685,648
	2012	179,928	80,338	90,593	NIL	170,931	NIL	350,859
	2011	151,717	61,467	69,314	34,657	165,438	NIL	317,155
John Billowits (3) Chief Financial Officer, Chief Executive Officer, Vela Operating Group	2013	339,850	489,353	551,824	NIL	1,041,177	NIL	1,381,027
	2012	339,864	350,862	119,866	292,016	762,744	NIL	1,102,608
	2011	328,720	328,765	94,908	284,725	708,398	NIL	1,037,118

Mark Miller Chief Operating Officer, CSI and Chief Executive Officer, Volaris Operating Group	2013	427,240	1,007,718	1,031,080	NIL	2,038,798	NIL	2,466,038
	2012	439,824	1,084,615	277,363	832,089	2,194,067	NIL	2,633,891
	2011	434,922	915,177	264,195	792,585	1,971,957	NIL	2,406,879

Dexter Salna President, Constellation Homebuilders Operating Group	2013	330,140	839,510	213,956	641,870	1,695,336	NIL	2,025,476
	2012	339,864	736,176	188,293	564,879	1,489,348	NIL	1,829,212
	2011	323,663	672,550	194,616	583,847	1,451,013	NIL	1,774,676

Jeff Bender Chief Executive Officer, Harris Operating Group	2013	427,240	683,546	700,730	NIL	1,384,276	NIL	1,811,516
	2012	429,828	427,578	125,687	442,865	996,130	NIL	1,425,958
	2011	414,693	474,796	550,194	NIL	1,024,990	NIL	1,439,683

Notes:

(1)

The majority of the compensation data presented was paid in Canadian dollars. Salary amounts have been converted to U.S. dollars using the average annual exchange rate of $0.9710 for 2013 (2012 – $0.9996; 2011 – $1.0114). Bonus amounts have been converted to U.S. dollars using the exchange rate prevailing at the time of payment, which was $0.9024 and $0.9043 respectively for 2013 (2012 – $0.9745; 2011 – $1.0079). For unpaid bonuses in 2013, an exchange rate of $0.9043 was used.

(2)

Annual incentive compensation is paid by way of a cash bonus, although a portion of such bonus is required to be used to purchase Common Shares on the open market. See “Compensation Discussion and Analysis” for a description of the annual incentive bonus.

(3)

Mr. Billowits held the position of CFO of the Company until March 11, 2013, following which he became the CEO of the Company’s Vela Operating Group. Mr. Baksh was appointed CFO of the Company on March 11, 2013. Prior to this, Mr. Baksh was the Vice President, Finance of the Company.

Employment Agreements

Each of the Named Executive Officers has an employment contract which provides for, among other things, certain covenants in favour of the Corporation or, in respect of a Named Executive Officer employed by one of our subsidiaries, that subsidiary. Each employment agreement provides that the Named Executive Officer will not, during the period of his employment or for a period of one year thereafter, be involved in any business that develops or markets competitive software or consulting, maintenance, support or training services in any jurisdiction where we market our products or services. The Named Executive Officer will not, without the prior written approval of the board of directors of his employer, employ any employee or consultant of CSI, in the case of the President and Chief Financial Officer, and, in the case of the other Named Executive Officers, of the applicable operating group each is responsible for, in each case for a period of 12 months (or six months in the case of Mr. Miller) after the termination of his employment. Each Named Executive Officer will not, during his employment or for a period of 12 months thereafter, contract or solicit any clients (including persons who become clients within six months of the termination of his employment) for the purposes of the selling or supplying software products or services competitive to those offered by the Corporation, in the case of the President and the Chief Financial Officer, and, in the case of the other Named Executive Officers, those offered by the applicable Operating Group he is responsible for. If terminated for other than just cause, each of Mr. Miller, Mr. Salna and Mr. Bender is entitled to either 12 months prior written notice or payment in an amount equal to 12 months salary (or in the case of Mr. Miller, 12 months pay) at the rate in effect at the time of his termination. If Mr. Leonard is terminated for other than just cause, he is entitled to an amount equal to 12 months salary, less required deductions. Mr. Baksh and Mr. Billowits are not entitled to any termination payments or prior notice pursuant to the terms of their employment contracts.

Compensation of Directors

The following table provides a summary of the compensation received by each of the independent directors during the fiscal year ended December 31, 2013. Independent directors are paid $60,000 per annum ($50,000 per annum prior to May 1, 2013), plus $20,000 per annum ($0 per annum prior to May 1, 2013) for each Committee of the Board of which they are a member. The fees are payable in cash however at least the after-tax portion and up to the entire amount of such fees must then be used by the directors to purchase Common Shares on the open market. The Common Shares are required to be held in escrow for an average period of four years. The independent directors will also be reimbursed for all out-of-pocket expenses incurred in their capacities as members of the Board. During the fiscal year ended December 31, 2013, the directors rendered no additional professional services, directly or indirectly, to the Corporation.

	Annual Compensation
	Fees Earned ($)
Name	Fees paid in cash ($)	Fees to be used to purchase common shares ($)	Total fees earned ($)	All Other Compensation ($)	Total Compensation ($)
J. Brian Aune	NIL	70,000	70,000	NIL	70,000
Ian McKinnon	35,461	34,539	70,000	NIL	70,000
Tim Patterson (1)	NIL	16,667	16,667	NIL	16,667
Paul Renaud (1)	NIL	16,667	16,667	NIL	16,667
Stephen R. Scotchmer (2)	NIL	70,000	70,000	NIL	70,000
Meredith (Sam) Hall Hayes	2,161	51,172	53,333	NIL	53,333
Robert Kittel	2,161	39,506	41,667	NIL	41,667

Notes:

(1)

Mr. Patterson and Mr. Renaud’s director’s compensation is paid directly to OCP Holdings. OMERS Private Equity Inc., of which Mr. Patterson and Mr. Renaud are employees, is an affiliate of OCP Holdings. Mr. Patterson and Mr. Renaud are no longer members of the Company’s Board of Directors.

(2)	Mr. Scotchmer is also a director of Manitou Capital Corporation, a shareholder of the Corporation.

Directors’ and Officers’ Liability Insurance

We currently maintain directors’ and officers’ liability insurance coverage with a C$10 million per occurrence limit and a C$10 million limit in aggregate. Coverage includes errors, omissions or breach of fiduciary duty by the directors and officers during the discharge of their legal duties. The annual premium paid by the Company for this coverage is C$114,750 plus tax.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board of Directors is responsible for developing our approach to corporate governance issues and is committed to ensuring that a healthy governance culture exists at the Corporation. The directors periodically review the size, composition and compensation of the Board of Directors, the effectiveness of the Board and its individual members, and appropriate committee structures, mandates, composition, membership and effectiveness. To the extent that a conflict of interest arises from time to time, a conflicted director is required to excuse himself from the applicable portion of any meeting at which such matter is to be discussed or decided.

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), the Corporation is required to disclose on an annual basis its approach to corporate governance. The Corporation’s approach to significant issues of corporate governance is designed to ensure that the business and affairs of the Corporation are effectively managed to enhance shareholder value. The Corporation’s corporate governance practices have been and continue to be in compliance with applicable Canadian requirements. Where the Corporation does not comply with recommended guidelines, it believes non-compliance is justifiable and its reasoning is provided. The Board has approved the description of the Corporation’s approach to corporate governance as outlined in Schedule “A” to this Circular. Corporate governance guidelines change from time to time. The Board monitors pending regulatory initiatives and developments in the corporate governance area and will address them as appropriate.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table shows the aggregate indebtedness outstanding as at March 27, 2014 of our officers, employees, and former officers and employees. No directors or former directors have any indebtedness outstanding.

Aggregate Indebtedness
Purpose	To the Corporation or its Subsidiaries	To Another Entity (Guaranteed or otherwise supported by the Corporation)
Share Purchases	NIL	$0
Other	$391,097	$0

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

1. Appointment of Auditors

At the Meeting, shareholders will be requested to re-appoint KPMG LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders, and to authorize the Board of Directors to fix the auditors’ remuneration. KPMG LLP have been the auditors of the Corporation since the fiscal year ended December 31, 1995.

Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the reappointment of KPMG LLP as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

2. Election of Directors

The number of directors to be elected at the Meeting is eight. Directors of the Corporation are elected annually and, unless re-elected, retire from office at the end of the next annual general meeting of shareholders.

Majority Director Election Policy

In 2009, the Board of Directors adopted a majority director election policy (the “Policy”). The Policy requires that the form of proxy for the vote at a shareholder meeting where directors are to be elected will provide for separate voting for each director nominee. The Policy requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election must offer to resign from the Board following the shareholders meeting.

The Board of Directors will consider relevant circumstances surrounding a nominee’s failure to obtain a majority vote and will, in the absence of compelling circumstances, accept the resignation as soon as appropriate, consistent with an orderly transition. The Board will disclose the decision, via press release, announcing the resignation of the director or explaining the reasons justifying the decision not to accept the resignation. It is expected any resignation will be accepted within 90 days. Subject to applicable law, if a resignation is accepted, the Board may (i) leave the vacancy unfilled until the next annual general meeting of shareholders; (ii) fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of shareholders; (iii) call a special meeting of shareholders at which there will be presented a management slate to fill the vacant position or positions; or (iv) reduce the size of the Board.

Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy will vote for the election of the eight (8) nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation’s by-laws, the Policy, and the Business Corporations Act (Ontario).

The following table sets out, for each person proposed to be nominated for election as a director, the person’s name, municipality of residence, position(s) with CSI, principal occupation, the year in which the person became a director, and the approximate number of Common Shares that each has advised are beneficially owned or subject to his or her control or direction, either directly or indirectly.

Name and Place of Residence	Position(s) with CSI	Principal Occupation	Director Since	Common Shares Beneficially Held or Over Which Control is Exercised
J. Brian Aune(1) Delta, British Columbia, Canada	Director	Private Investor	2000	208,014
Jeff Bender Ottawa, Ontario, Canada	Chief Executive Officer, Harris Operating Group	Chief Executive Officer, Harris Operating Group	2013	103,882
Mark Leonard Toronto, Ontario, Canada	President and Chairman of the Board	President and Chairman of the Board of CSI	1995	1,432,403
Ian McKinnon(1) (4) Toronto, Ontario, Canada	Director	Consultant	2006	1,503
Mark Miller Oakville, Ontario, Canada	Chief Operating Officer, CSI and Chief Executive Officer, Volaris Operating Group	Chief Operating Officer, CSI and Chief Executive Officer, Volaris Operating Group	2013	303,538
Stephen R. Scotchmer(2) Oakville, Ontario, Canada	Director and Lead Independent Director	Private Investor	2000	69,946	(3)
Meredith (Sam) Hall Hayes(1) Pointe Claire, Quebec, Canada	Director	Consultant	2013	1,875
Robert Kittel(1) (2), Toronto, Ontario, Canada	Director	Chief Operating Officer of The Westaim Corporation	2013	—

Notes:

(1)	Member of Audit Committee.
(2)	Member of Compensation, Nominating and Human Resources Committee.
(3)	Mr. Scotchmer is also a director of Manitou Capital Corporation, a shareholder of the Corporation.
(4)

Mr. McKinnon was a director of Empirical Inc., a TSX Venture Exchange listed company, from December 2007 until 2008. In January 2009, Empirical announced that it had entered into a standstill agreement with its creditors. The company’s assets were sold in February 2009, following which its shares were suspended from trading on the TSX Venture Exchange. Mr. McKinnon was a director and Chair of the board of Adeptron Technologies Corporation, a TSX Venture listed company, from August 2011 to March 2012. In October 2011, Adeptron announced that it had entered into a business combination with Artaflex Inc. Following this announcement, the TSX Venture Exchange halted trading of Adeptron’s shares pending receipt and review of acceptable documentation from Adeptron in respect of the transaction. Trading of Adeptron’s shares resumed in February 2012.

The following are brief profiles of each person proposed to be nominated for election as a director, including a description of each individual’s principal occupation within the past five years.

J. Brian Aune — Director

Mr. Aune, a retired Chartered Professional Accountant, joined our Board in 2000. He joined Nesbitt Thomson Inc. in 1966 and served as Chairman and Chief Executive Officer from 1980 to 1990 when he left to become Chairman of St. James Financial Corporation and President of Aldervest Inc., private investment companies. Mr. Aune has served as a director of a number of Canadian public and private corporations.

Jeff Bender — Director and Chief Executive Officer, Harris Operating Group

Mr. Bender joined CSI in 1999 after spending 7 years at Deloitte LLP. Mr. Bender has been the Chief Executive Officer for Constellation’s Harris Operating Group since 2002. Mr. Bender is a Chartered Professional Accountant and holds a BCom from Carleton University.

Meredith (Sam) Hall Hayes – Director

Mr. Hayes joined The CSL Group Inc. in 1981. He served as President and CEO from 1995 until his retirement in 2008. Mr. Hayes served as Executive Vice President and CFO from 1992 to 1995 and also served as a Vice President and Treasurer from 1989 to 1992. Prior to that, Mr. Hayes was The CSL Group Inc.’s Director of Finance. He currently holds a director or advisory position at a number of organizations including The CSL Group Inc., CSL Pension Fund Society, Horizon Capital Holdings Inc., Canadian Executive Service Organization, and Cape Breton University’s Shannon School of Business. Mr. Hayes holds a BA (honors) from Bishop’s University in Quebec and attended the Western Executive Program at the University of Western Ontario.

Robert Kittel—Director

Mr. Kittel joined our Board in 2013. Mr. Kittel has been the Chief Operating Officer of The Westaim Corporation since January 2013. The Westaim Corporation is a Canadian-based publicly traded financial and investment holding company. Previously he was a Partner and Portfolio Manager at Goodwood Inc., an investment management firm that he joined in 2002. From 2000 through 2002, he was Vice President and Analyst of a Canadian-based hedge fund investment firm. From 1997 through 2000, Mr. Kittel was employed by the Cadillac Fairview Corporation, a commercial real estate development company in the investments area. Prior to 1997, Mr. Kittel was a staff accountant at KPMG LLP. Mr. Kittel has served as a director on several public boards, both in Canada and the United States. Mr. Kittel holds a BBA Honours (Gold Medalist) from Wilfrid Laurier University and is a Chartered Professional Accountant and a Chartered Financial Analyst.

Mark Leonard — President and Chairman of the Board

Mr. Leonard founded CSI in 1995. Prior to founding CSI, Mr. Leonard worked in the venture capital business for eleven years. Mr. Leonard holds a BSc. from the University of Guelph, and a MBA from the University of Western Ontario.

Ian McKinnon — Director

Mr. McKinnon joined our board in March 2006. Between 1995 and 2007 he held the position of Chief Executive Officer for TSX listed Promis Systems and Certicom. Mr. McKinnon is currently a board member of TSX and Nasdaq listed SMART Technologies Inc. and 2 privately held software companies. He holds an Honours BA from McMaster University and attended the INSEAD Advanced Management Program.

Mark Miller – Chief Operating Officer, CSI and Chief Executive Officer, Volaris Operating Group

Mr. Miller has been with CSI, holding positions with us and our subsidiaries for well over 15 years. Mr. Miller currently spends the majority of his time as the Chief Executive Officer of Volaris Operating Group and Trapeze Operating Group, but also acts as our Chief Operating Officer. Mr. Miller received a B.Sc. in Statistics and a B.Sc. in Mathematics from McMaster University in Hamilton, Ontario. In addition, Mr. Miller has attended the Executive Marketing Program at the Ivey Business School at the University of Western Ontario. Mr. Miller is also on the Board of Directors of Medgate Inc. and pVelocity Inc., two private software companies both headquartered in Toronto, Ontario.

Stephen R. Scotchmer — Director and Lead Independent Director

Mr. Scotchmer has been a member of our Board since 2000. He is currently a director of Manitou Investment Management Ltd., which he co-founded in 1999. From 1982 until 1987, he served as President of Bay Mills Ltd., a TSX listed company in the business of manufacturing engineered materials. Mr. Scotchmer is an engineering graduate of Queen’s University.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

ADDITIONAL INFORMATION

A copy of this Circular has been sent to each director of the Corporation, to the applicable regulatory authorities, to each shareholder entitled to notice of the Meeting and to the auditors of the Corporation. Additional information relating to the Corporation is available on SEDAR at www.sedar.com. A comprehensive description of the Corporation and its business as well as a summary of the risk factors applicable to the Corporation are set out in the Corporation’s latest available Annual Information Form (“AIF”). Financial information is provided in the Corporation’s annual consolidated financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2013, both of which are available at www.sedar.com. Copies of the Corporation’s AIF, together with any documents incorporated by reference therein; the Corporation’s most recently filed annual consolidated financial statements, together with the accompanying report of the independent auditor, and any of the Corporation’s condensed consolidated interim financial statements that have been filed for any period after the end of the Corporation’s most recently completed financial year; annual and interim management’s discussion and analysis and this Circular are available without charge to shareholders of the Corporation, upon request, from the Corporation at:

Constellation Software Inc.

20 Adelaide Street East

Suite 1200

Toronto, Ontario

M5C 2T6

Telephone: (416) 861-2279

Facsimile: (416) 861-2287

Email: info@csisoftware.com

For certain information with respect to the Corporation’s audit committee, including its charter and composition, the relevant education and experience of its members, and services fees paid to the Corporation’s external auditors, please refer to the section entitled “Committees of the Board of Directors” in the Corporation’s AIF dated March 28, 2014.

DIRECTORS’ APPROVAL

The contents of this Circular and the delivery thereof to the shareholders of the Corporation has been approved by the Board of Directors.

DATED the 27thth day of March, 2014.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Mark Leonard
Mark Leonard Chairman and President

SCHEDULE “A”

NATIONAL INSTRUMENT 58-101

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

1. Board of Directors

The board of directors of the Corporation (the “Board of Directors” or the “Board”) is currently composed of eight members. All Board members, with the exception of Mark Leonard, Jeff Bender and Mark Miller are independent according to the definition of “independence” set out in NI 58-101 as it applies to the Board of Directors. Mark Leonard, Jeff Bender and Mark Miller are not independent because they are senior officers of the Corporation. As five of the eight existing directors are independent, the Corporation has deemed the majority of the Board to be independent.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name	Director of Other Issuer
Robert Kittel	Webtech Wireless Inc.
Ian McKinnon	SMART Technologies Inc.

At regularly scheduled meetings of the Board of Directors, the independent directors hold in camera sessions while members of management are not in attendance. The Board held four in camera sessions during fiscal 2013. The Audit Committee holds in camera sessions with only the external auditors present. The CNHR Committee consists only of independent directors with management attending only by invitation.

Meetings of the Board of Directors are currently chaired by the President of the Corporation, Mr. Mark Leonard, who is not an independent director. The Board of Directors believes that the President is best suited to establish the agenda and ensure that relevant information is made available to the Board of Directors due to his intimate knowledge of the Corporation and its operating businesses. The Board’s non-management or outside directors have unrestricted and direct access to management and the external auditors of the Corporation and meet independently with the auditors at least four times a year through the in camera sessions as noted above. The Board of Directors has appointed Stephen R. Scotchmer, an independent director, as a lead director. As lead director, his role is to chair the in camera sessions held without management in attendance, and communicate the results of those sessions to management.

Since the beginning of the fiscal year ended December 31, 2013, the Board of Directors held nine meetings. The attendance of the individual directors was as follows:

Director	Number of Meetings Attended
J. Brian Aune	8/9
Mark Leonard	9/9
Ian McKinnon	8/9
Tim Patterson	3/4
Paul Renaud	3/4
Stephen R. Scotchmer	8/9
Meredith (Sam) Hayes	6/6
Robert Kittel	3/3
Jeff Bender	5/5
Mark Miller	4/5

2. Board Mandate

The Board of Directors is responsible for the stewardship of the Corporation, ensuring that long-term value is being created for its shareholders. The Board has adopted a written charter to formalize their responsibilities, a copy of which is attached as Annex I hereto.

3. Position Descriptions

There are no specific written position descriptions for the Chair of the Board, the Chairs of the various Board Committees or the President. The Board and each Committee has a written mandate pursuant to which its members and Chairs can be assessed. The President’s role and responsibilities are assessed periodically by the Board.

4. Orientation and Continuing Education

While the Corporation does not have a formal orientation program for new members of the Board, the President and other members of senior management are and will continue to be available to Board members to discuss the Corporation’s business and assist in the orientation and education of Board members as required. As part of the orientation process, new Board members are provided with copies of the Corporation’s relevant financial data and have the opportunity to attend management meetings.

The Board does not formally provide continuing education to its directors. The directors are experienced members, all of whom are or have been directors on boards of other companies. The Board of Directors relies on professional assistance when considered necessary in order to be educated or updated on a particular topic.

5. Ethical Business Conduct

The Corporation has not adopted a written code of conduct and ethics. The Board’s mandate requires that business be conducted ethically and in compliance with applicable laws and regulations. In addition, most employees and officers of the Corporation have signed employment contracts that require that ethical and lawful behaviour must be exhibited at all times. In addition, most of the subsidiaries of the Corporation have codes of conduct in place and available to their employees which further outline what behaviour is/is not tolerated. Lastly, the Corporation has established a whistleblower policy which outlines the procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting control or auditing matters as well as other issues.

Under the Business Corporations Act (Ontario), to which the Corporation is subject, a director or officer of the Corporation must disclose to the Corporation, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Corporation, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Subject to limited exceptions set out in the Business Corporations Act (Ontario), the director cannot vote on any resolution to approve the contract or transaction and must recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

6. Nomination of Directors

The Board of Directors has delegated to the CNHR Committee the responsibility for identifying new candidates for Board nomination and proposing such nominees to the Board. Board members or management may suggest candidates for consideration by the Committee. Prospective candidates are interviewed by the President and by other Board members on an ad hoc basis.

All of the members of the CNHR Committee are independent according to the definition of “independence” set out in NI 58-101. The powers and responsibilities of the CNHR Committee are set out in the Committee’s written mandate, a copy of which is attached as Annex II hereto.

7. Compensation

The Board periodically reviews the remuneration of directors and makes adjustments where considered necessary. The CNHR Committee considers responsibilities, skills and competitive compensation in determining remuneration. With respect to the compensation of the Corporation’s officers, see “Compensation Discussion and Analysis” above.

The Board of Directors has established the CNHR Committee whose primary role and responsibility concerns human resources and compensation policies and processes, including:

•	Ensuring that the Corporation’s compensation programs balance the needs of shareholders and employees;

•	Reviewing and approving total remuneration of the President and other senior executives and the total allowance for increases to other employees;

•	Monitoring the Corporation’s succession plans; and

•	As required, recommending candidates for the Corporation’s Board of Directors.

The following sets out the relevant education and experience of each director relevant to the performance of his duties as a member of the CNHR Committee:

Mr. Scotchmer has been a director and/or officer of both private and public companies, and has served on the compensation committee of several companies.

Mr. Kittel is the Chief Operating Officer of The Westaim Corporation since January 2013. He also served as a director on several public boards, both in Canada and the United States. Mr. Kittel holds a BBA Honours (Gold Medalist) from Wilfrid Laurier University and is a Chartered Professional Accountant and a Chartered Financial Analyst.

Corporate objectives are established periodically by the Board of Directors. Executive performance is assessed at least annually by the CNHR Committee against those objectives. No compensation consultant or advisor was retained by the Corporation during the fiscal year ended December 31, 2013.

8. Other Board Committees

Other than the Audit Committee and CNHR Committee, the Board does not have any other committees in place.

9. Assessments

Each Committee reviews and assesses the adequacy of its Committee mandate on a periodic basis and recommends any proposed changes to the Board for approval. The Board in conjunction with the President periodically reviews and assesses the effectiveness of the Board as a whole, the membership of the Board committees, the mandates and activities of each committee and the contribution of individual directors. Feedback is obtained from members of the Board and the various Committees on an informal basis, which the Board believes is sufficient to address any changes that may be necessary or desirable.

ANNEX I

BOARD MANDATE

CONSTELLATION SOFTWARE INC.

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

MANDATE

The Board of Directors is responsible for the stewardship of the Company, ensuring that long-term value is being created for its shareholders.

BOARD COMPOSITION

The Board of Directors of the Company is currently comprised of eight Directors and is comprised of a majority of independent Directors.

The number of Directors may be set from time to time by the Board within the minimum and maximum numbers approved by the shareholders.

The Directors shall be elected by the shareholders, except as permitted by the Ontario Business Corporations Act. Where a vacancy arises the Compensation, Nominating and Human Resources (“CNHR”) Committee will recommend an appropriate person to fill such vacancy, at the Board’s discretion, or the Board may decide to reduce the size of the Board. The Board will appoint a Chairman and a Corporate Secretary. The Chairman shall be designated from among the members of the Board. A lead Director will be chosen each year to act as Chairman in instances when the Board meets without the Chairman being present.

MEETINGS AND BOARD PROCESS

The Board shall meet at least five times per year, once after each quarter, and once when the drafts of the Annual Information Circular, Annual Report, and Proxy have been prepared. The Board will meet more frequently if circumstances dictate.

Board meetings will allow for input from all Board members. Any Director may request that the lead Director co-ordinate a meeting of the non-management members of the Board. Board and Board Committee liaison with the Company will be principally through the President. The Board may, from time to time, assign specific duties and tasks to individuals or committees.

Audit and CNHR Committees have been established. Each of the Committees shall operate under a written Mandate document approved by the Board. The two standing Committees of the Board shall be comprised entirely of non-management Directors. The Board will review and approve the reports and/or minutes of the Committees.

Periodically the Board will evaluate the effectiveness of the Board as a whole and ensure that appropriate succession plans are in place. This may include: Reviewing the process for nominating, orienting, and remunerating Board members, determining the committees required, and changing the mandates for the committees.

The Board has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the books, records, facilities and personnel of the organization. The Board has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

RESPONSIBILITIES

The Board members shall ensure that:

•	All Board members understand the business of the Company;

•	Processes are in place to effectively plan, monitor and manage the long-term viability of the Company;

•	There is a balance between long and short-term goals and risks;

•	Management’s performance is adequate and that an adequate management succession plan is in place;

•	Communication with shareholders and other stakeholders is timely and effective;

•	Business is conducted ethically and in compliance with applicable laws and regulations; and

•	All matters requiring shareholder approval are referred to them.

OPERATIONAL MATTERS

In the process of executing its responsibilities the Board will:

•	Review corporate performance on a quarterly basis;

•	Periodically adjust hurdle rates used to assess acquisitions;

•	Review and approve all business acquisitions over certain thresholds in existing verticals and all acquisitions in new verticals (the Board of Directors may change the threshold requiring approval);

•	Review and approve divestitures;

•	Review and approve dividend payments;

•	Ensure that management compensation is appropriate;

•	Review and approve company banking and borrowing resolutions;

•	Review and approve any changes in the issued shares;

•	Review accounting policies, internal control and audit procedures;

•	Review and approve the annual information circular and proxy for the annual meeting of shareholders;

•	Review and approve the annual financial statements and the interim consolidated quarterly results;

•	Recommend to the shareholders the appointment of auditors and their remuneration; and

•	Provide advice to management.

ANNEX II

COMPENSATION, NOMINATION AND HUMAN RESOURCE (“CNHR”)

COMMITTEE MANDATE

The purpose of the CNHR Committee is to assist and where appropriate make recommendations to the Board of Directors and President concerning matters relating to the Company’s employees and directors.

The Committee exists at the pleasure of the Board, and its Mandate may be changed by the Board at any time.

Responsibilities

The CNHR Committee’s duties and responsibilities are to:

•	Ensure the Company’s compensation programs balance the needs of shareholders and employees;

•	Review and approve total remuneration of the President and other senior executives and the total allowance for increases to other employees;

•	Review the Company’s succession plans; and

•	As required, recommend candidates for the Company’s Board of Directors.

Composition

The CNHR Committee shall be comprised of two or more independent directors as determined and appointed by the Board.

The Committee may elect its own chairman and secretary. The secretary to the Committee need not be a member of the Committee.

Meetings

The Committee shall meet at least twice per year and more frequently if circumstances dictate. The Chairman shall report on the Committee’s activities and make recommendations to the Board for approval.

Committee liaison with the Company will be principally through the President.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the books, records, facilities and personnel of the organization. The CNHR Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.